Exhibit 12.1

Inergy, L.P. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	Year Ended September 30,
	2009	2008	2007	2006	2005

Earnings:

Net income	$101.4	$65.1	$67.0	$9.8	$38.6

Income taxes	0.7	0.7	0.7	0.7	0.1

Interest expense	69.7	60.9	52.0	53.8	34.2

Interest expense related to write-off of deferred financing costs	-	-	-	-	7.0

Interest portion of operating leases	4.0	3.6	3.3	3.3	2.6

Earnings for ratio calculation	$175.8	$130.3	$123.0	$67.6	$82.5

Fixed charges:

Interest expense	$69.7	$60.9	$52.0	$53.8	$34.2

Interest expense related to write-off of deferred financing costs	-	-	-	-	7.0

Interest portion of operating leases	4.0	3.6	3.3	3.3	2.6

Total fixed charges	$73.7	$64.5	$55.3	$57.1	$43.8

Ratio of earnings to fixed charges	2.39	2.02	2.22	1.18	1.88

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes, plus fixed charges. Fixed charges consist of net interest expense (inclusive of write-off of deferred financing costs) on all indebtedness and the amortization of deferred financing costs and interest associated with operating leases.